Exhibit 99.1

Investor Presentation | April 2022 Alexander Zwyer, CEO & Co - Founder defining Central Nervous System Therapies

Forward - Looking Statements This presentation contains express or implied forward - looking statements within the Private Securities Litigation Reform Act of 1995 and other U . S . Federal securities laws . For example, we are using forward - looking statements when we discuss the expected timing of our clinical trials, the receipt of the results from clinical trials and obtaining regulatory approval for Quilience ® ; clinical data readout ; proposed trials that may occur in the future ; our ability to generate revenue from licensing agreements or in compassionate use programs ; compounds or product candidates that we may seek to develop or add to our pipeline or therapeutic areas we may explore with such product candidates ; and the potential benefits and impact our products could have on improving patient health care . These forward - looking statements and their implications are based on the current expectations of our management only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward - looking statements . The following factors, among others, could cause actual results to differ materially from those described in the forward - looking statements : our ability to obtain additional capital ; a global pandemic, such as COVID - 19 , or economic downturn and any resulting government actions therefrom ; changes in technology and market requirements ; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials ; our products may not be approved by regulatory agencies, our technology may not be validated as we progress further and our methods may not be accepted by the scientific community ; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products ; unforeseen scientific difficulties may develop with our process ; our products may wind up being more expensive than we anticipate ; results in the laboratory may not translate to equally good results in real clinical settings ; results of preclinical studies may not correlate with the results of human clinical trials ; our patents may not be sufficient ; our products may harm recipients ; changes in legislation ; inability to timely develop and introduce new technologies, products and applications ; loss of market share and pressure on pricing resulting from competition, which could cause our actual results or performance to differ materially from those contemplated in such forward - looking statements . Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward - looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events . For a more detailed description of the risks and uncertainties affecting us, reference is made to our Annual Report on Form 20 - F for the fiscal year ended December 31 , 2021 , including our cautionary discussion of risks and uncertainties under “Risk Factors” therein, and other reports files from time to time with the Securities and Exchange Commission . Our logo and some of our trademarks and tradenames are used or incorporated by reference in this presentation . This presentation also includes trademarks, tradenames and service marks that are the property of other organizations . Solely for convenience, trademarks, tradenames and service marks referred to in this presentation may appear without the ®, TM and SM symbols, but those references are not intended to indicate in any way that we will not assert to the fullest extent under applicable law our rights or the rights of the applicable licensor to these trademarks, tradenames and service marks . We obtained the statistical data, market data and other industry data and forecasts described by reference in this presentation from market research, publicly available information and industry publications . Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information . Similarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information . As used in this presentation, “the Company,” “we” and “our” refer to NLS Pharmaceutics Ltd . 2

⌾ NLS develops drug treatments for rare and complex Central Nervous System (CNS) disorders ⌾ Quilience ® is undergoing Phase 2 development for narcolepsy treatment: $3.9B (2021) annual market ** ⌾ Active ingredient in Quilience ® , mazindol, was used extensively in compassionate use off - label ⌾ Orphan Drug Designation (ODD) granted in the U.S. and Europe ⌾ Pipeline of additional programs and compounds in R&D Business Highlights NASDAQ: NLSP, NLSPW Market Cap*: $22.1M Shares Outstanding: 16.2M ADTV (3 mo.): 405.2K 3 *Market Data as of April 1, 2022 ** ResearchAndMarkets.com press release (January 19, 2022)

Management Team Alex Zwyer, MBA Chief Executive Officer & Co - Founder A co - founder of the company with extensive operational, C - level pharmaceutical experience . A serial entrepreneur and strong leader with a proven track - record to get “deals done” . Served as Chief Operating Officer at Viforpharma AG, a global specialty pharmaceutical company . And a retired Swiss army captain . Silvia Panigone , PhD, MBA Chief Operating Officer Track record in complex project management ; former positions include Global Project Manager in Quintiles for phase II/III trials in the U . S . , EU and Asia, managing large teams including Regulatory, CMC and pharmacology, with full P&L responsibilities . Subhasis Roy, MBA Chief Financial Officer Over 25 years of healthcare industry experience as a heal - thcare banker , advisor and more recently as a biophar - maceutical company leader . Carlos Camozzi , MD, PhD Medical Director Experienced Chief Medical and Corporate Governance Officer in the Biopharmaceuticals field with over 30 years of C - level expertise and experience in orphan drugs and other areas . Eric Konofal , MD, PhD Chief Scientific Officer A co - founder of the company with a deep knowledge and experience in clinical and scientific research . He is also a proven drug - hunter & pipe - line developer . 4

Focused on Rare and Complex CNS Disorders Large market, high need for more effective treatments Strong validation with decades of off - label use of mazindol in narcolepsy Novel mechanism of action addressing root cause of the disease Modest development costs anticipated to achieve regulatory approval Several value inflection points expected in 2021 - 2023 time frame Second mazindol - based product candidate with strong clinical evidence Build on successful Nolazol ® Phase 2 clinical trial Ability to capture income from licensing deal with Eurofarma in Latin America Leverage portfolio of compounds & core competency to identify compelling drug candidates Several product candidate leads in early research and development Develop Quilience ® for the treatment of narcolepsy License or develop Nolazol ® for ADHD as a follow - on program Advance early - stage product candidates Strategic Priorities 5

Classic narcolepsy is associated with very low or undetectable levels of the hormone, orexin, in the brain.* Narcolepsy treatments generated revenues of $3.9 billion in 2021, and are projected to reach $6.6 billion by 2025, a CAGR of 11.2%.** Significant valuations are being assigned to public companies with narcolepsy treatments. No commercially available products address the orexin deficit; most patients remain unsatisfied with their treatment.*** Narcolepsy: Debilitating Disorder; Large and Underserved Market * www.ncbi.nlm.nih.gov / pmc /articles/PMC6492289/ ** ResearchAndMarkets.com press release (January 19, 2022) . ***2018. National Know Narcolepsy Survey. https:// knownarcolepsy.com /hcp/impact 3 million people suffer worldwide 150,000 - 200,000 Americans Approximately 50,000 diagnosed Source: www.narcolepsynetwork.org 6

Severe Rare Disease with Unmet Medical Need Source: 2018. National Know Narcolepsy Survey. https://knownarcolepsy.com/hcp/impact * Xyrem label & Safety and efficacy of long - term use of sodium oxybate for narcolepsy with cataplexy in routine clinical practice (Sleep Medicine 35 (2017) 80 - 84) Thought their narcolepsy symptoms are completely or mostly under control 94% 78% - 85% of patients in Phase 3 trials for Xyrem ® required stimulant therapy to manage their symptoms.* There is no cure and many patients report their medicines do not improve their symptoms. 12% Stated that new treatment options are needed Expressed frustration with current treatment options 93% 7

□ - Long history of active ingredient (mazindol) used to treat narcolepsy off - label (“Compassionate Use” Programs) □ Novel mechanism of action with partial Orexin - 2 receptor activation □ Orphan Drug Designation (ODD) granted in the U.S. and Europe □ Phase 2a trial ongoing, very encouraging interim results, final results expected Q3 2022 □ Potential expedited development: intent to leverage U.S. Food and Drug Administration’s 505(b)(2) and/or accelerated approval pathways (Breakthrough, FastTrack, PRIME) 8

Mazindol: Unique Dual Mechanism of Action (MOA)

Connecting Brains

Orexin-2 receptor partial agonist and triple reuptake inhibitor



Postsynaptic Neuron
OX_2R
Downstream wake-promoting neurotransmitters
Quilience®
(mazindol ER)



SERT
DAT
NET
NE Receptor
DAT Receptor
5HT Receptor
Postsynaptic Neuron

Quilience® may help to promote wakefulness and decrease cataplexy attacks by restoring the downstream activity at the OX_2R and by stabilizing the cellular response through direct reuptake inhibition at the NET, DAT and SERT

Confirmed robust binding to dopamine and norepinephrine transporters

Enhances dopamine and norepinephrine neurotransmission

Improves "top down" regulation of executive function and inhibitory control

Actions of dual MOA

Robust binding to serotonin transporter, i.e., triple reuptake inhibitor (serotonin—norepinephrine-dopamine reuptake inhibitor (SNDRI))

- Improved dopamine — serotonin balance
- Enhanced effects on hyperactivity and inhibitory control

Orexin-2 partial agonist

- Improved "bottom up" regulation of arousal, alertness, energy metabolism and reward mechanism

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Retrospective Benefit/Risk Ratio: Mazindol in Patients with Drug Resistant Narcolepsy

ESS[1] score
Mean change from baseline

Before Mazindol 18.0 ± 3.1
After Mazindol 13.6 ± 5

−4.2
Change
p-value <0.0001

[1] Epworth Sleepiness Scale*

Change in weekly cataplexy rate

Before Mazindol 4.6 ± 3.1
After Mazindol 2.0 ± 2.8

−2.7
Change
p-value <0.0001

N = 139
Source: Nittur et.al, Sleep Med. 2013 Jan;14(1):30-6

*The ESS is a validated patient-reported measure of the patients' recent likelihood of falling asleep in everyday activities and is the same primary outcome measure widely used in other narcolepsy-related Phase 3 clinical trials



Study* funded by the French Health Ministry concluded:

"Mazindol has a major effect on sleepiness, possibly greater than that of modafinil (Provigil)"

- Efficacy and sustained benefits
- Safety profile with long-term chronic use in adults and children

Study Conclusion:
"Mazindol has a long-term, favorable benefit/risk ratio in 60% of drug-resistant hypersomniacs, including a clear benefit on cataplexy."

* Nittur et.al, Sleep Med. 2013 Jan;14(1):30-6

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Quilience ® : Phase 2a Clinical Trial Overview Study design 4 - week, double blind , placebo - controlled, randomized, multicenter, titrated fixed dose (3 mg) parallel group study. Primary endpoint Change from baseline in daytime sleepiness as measured by Epworth Sleepiness Scale (ESS). Key observational endpoint Change from baseline in the mean weekly number of cataplexy attacks in the subset of patients with cataplexy. 6 - month Open - label safety extension study 11

Polaris: Mazindol ER development program in Narcolepsy 12 Polaris program currently represents two U.S. clinical trials both approved by FDA/WIRB □ NLS - 1021 Phase IIa A four - week double - blind, placebo controlled, randomized, U.S. multi - center study of Mazindol ER 3 mg once daily vs. placebo (1:1) □ NLS - 1022 Open Label Extension, An Open Label Extension (OLE) Study available for individuals following completion of the four - week NLS 1021 study. This OLE study offers participants the opportunity to take oral Mazindol ER once daily in the morning for up to six months with no backgrounds stimulant, wake - promoting nor anti - cataplexy treatment (=mono - therapy).

NLS - 1021 Study Design - Efficacy Assessments 13 Efficacy Assessments: □ Primary endpoint: □ Epworth Sleepiness Scale (ESS) □ Secondary and exploratory endpoints: □ Cataplexy Diary (reduction in weekly cataplexy attacks) □ Clinician Global Impression of Severity (CGIs) □ Patient Global Impression of Severity (PGIs) □ Functional Outcomes of Sleep Questionnaires Short Version (FOSQ - 10) □ EuroQoL (EQ - 5D - 5L) □ Narcolepsy Severity Scale (NSS)

NLS - 1021 Phase IIa – Demographics Demographics NLS - 1021 Narcolepsy Type 1 34% Narcolepsy Type 2 66% Male 21% Female 79% Age 34,6 (19;52) Rolled over into OLE (NLS - 1022) 82% 14

NLS - 1021 Phase IIa – Prior Medication before Wash - out Previous wake promoting medication alone or in combination before inclusion (number of patients) Amphetamines 12 Modafinil 9 Methylphenidate 5 Armodafinil 4 Sodium Oxybate 4 Solriamfetol 2 Pitolisant 2 None 3 15

NLS - 1021 Phase IIa – Interim Analysis (FDA consent) 16 □ An interim analysis (IA) was conducted at ~50% of the total planned sample size that completed the Week 4 visit or discontinue from the study □ Purpose of the IA: to providing top line information on the clinical development. □ Actions: No actions will be undertaken at the time of the IA; study not be stopped for efficacy or futility. □ Interim Analysis output on: x Primary Endpoint: Excessive Daytime Sleepiness (EDS) response (based on ESS scores, the gold standard in measuring EDS*) to treatment with either Mazindol ER or placebo x Adverse Events □ The statistical analysis includes data collected in the clinical database through Feb 25 st 2022 □ 27 pts completed by Feb 25 th with 1 Early Term ( personal reasons , neither due to safety nor efficacy reasons ) □ Both NT1 (9) and NT2 (18) were represented □ Statistical method - MMRM (repeated measurements) □ Alpha for the study is set to 0.10 – highly powered study despite low patient number * Sensitivity and specificity of the multiple sleep latency test (MSLT), the maintenance of wakefulness test and the epworth sleepiness scale: failure of the MSLT as a gold standard, M.W. Johns, J Sleep Res. 2000 Mar;9(1):5 - 11

Summary Interim Top - Line EFFICACY Data (World Sleep Congress 2022) □ Mean ESS 7.3 point reduction from baseline of 18.6 (best in class) □ Clinically meaningful improvement in ESS score at 4 weeks □ Rapid onset of action and clinical effect (within 1 week) even at 2mg dose □ Sustained EDS improvement all along the treatment period □ Placebo effect seen up to 2 nd week, stabilized from week 3 □ Statistical power affirmed; Phase 2a trial to continue as initially designed 17

Primary Endpoint: Change from Baseline to Last Visit on Epworth Sleepiness Scale (ESS) (ITT Population) Mean (+/ - Standard Error) Change from Baseline in Epworth Sleepiness Scale (ESS) Total Score by Visit Baseline Mazindol ER (N=13) Week 1 (Day 7) Week 2 (Day 14) Week 3 (Day 21) Week 4 (Day 28) Placebo (N=14) 18

Mazindol ER vs. Placebo Weekly Total ESS Score Visit Placebo, N=14 Mazindol ER, N=13 Baseline ESS Score 18.0 (2.72) 18.6 (2.81) Week 1 Day 7 2mg ESS score 15.9 (3.25) 14.6 (5.16) Difference from Baseline to W1 Mean - 2.1 (2.80) - 4.0 (3.87) Week 2 Day 14 3mg ESS score 15.6 (3.76) 13.7 (4.89) Difference from Baseline to W2 Mean - 2.4 (3.98) - 4.9 (4.13) Week 3 Day 21 3mg ESS score 14.8 (4.22) 12.1 (5.50) Difference from Baseline to W3 Mean - 3.3 (4.91) - 6.5 (4.79) Week 4 Day 28 3mg ESS Score 14.8 (4.22) 11.3 (5.63) Difference from Baseline to W4 Mean - 3.0 (4.31) - 7.3 (5.44) Fully balanced population drug versus placebo (13 vs 14) Same Mean ESS Score at baseline between drug and placebo groups 19

ESS Scores for Approved Narcolepsy Treatments and Mazindol ER Drug, Sponsor Dose Mean baseline ESS scores Mean ESS decrease vs baseline Treatment period Narcolepsy trial & No. of patients Solriamfetol (Sunosi; Jazz) ✶ 75 mg/day 17.3 - 3.8 12 weeks Pivotal trial, n=172 150 mg/day 17.0 - 5.4 12 weeks Pitolisant (Wakix; Harmony) ✶✶ 17.8 - 5.6 mg/day 17.8 - 5.4 8 weeks Pivotal trial, n=61 17.8 - 35.6 mg/day 18.3 - 5.0 8 weeks Pivotal trial, n=98 Modafinil (Provigil; Teva) ✶✶✶ 200 mg/ twice daily 17.9 - 3.5 9 weeks Pivotal trial, n=96 400 mg/ twice daily 17.1 - 4.1 9 weeks Pivotal trial, n=95 Sodium Oxybate (Xyrem; Jazz) ✶✶✶✶ 6,000 mg/twice nightly 19.0 - 2.0 8 weeks Pivotal trial (N3), n=228 9,000 mg/twice nightly 19.0 - 5.0 8 weeks Mazindol ER (Quilience; NLS Pharmaceutics) ✶✶✶✶✶ 2 - 3 mg/day 18.6 - 7.3 4 weeks Phase 2 trial, n=27 * Sunosi.en.USPI.pdf ( jazzpharma.com ) ** https://www.accessdata.fda.gov/drugsatfda_docs/label/2019/211150s000lbl.pdf *** US Modafinil in Narcolepsy Multicenter Study Group, Randomized trial of modafinil for the treatment of pathological somnolenc e i n narcolepsy, Ann Neurol 1998;4388 - 97 **** Xyrem (sodium oxybate ) oral solution CIII label ( fda.gov ), Xyrem Notes 78% of patients on background stimulants in trial N3, 4.5g dose cohort efficacy difference deemed clinically insignific ant ***** Interim analysis – World Sleep Congress; March, 11 - 16, 2022, data on file https://axsometherapeuticsinc.gcs - web.com/static - files/58b356b7 - 43f5 - 4773 - b44f - 32b826bce25b 20

NLS - 1021 Phase IIa : Interim Analysis – Safety and Tolerability Number of Adverse Events (AEs) per Patient (including both drug and placebo) Total Adverse events out of 27 patients 19 Patients with AE 12 Patients with 1 AE 10 Patients with 2 AEs 1 Patients with 3 AEs 1 Adverse Events Severity: Mild 8 Moderate 7 Severe Adverse Events None All recovered/resolved / None led to the interruption of the treatment / No actions required List of AEs Events (n) Dry Mouth 4 Headache 2 Neck/Shoulder Pain 1 Flu Like Symptoms 1 Insulin Resistant 1 Nasal Congestion 1 Increased Heart Rate 1 Sadness 1 List of AE (including both drug/placebo) 21

Summary of Interim Top - Line SAFETY/TOLERABILITY Results □ No patient discontinued treatment to due to adverse reactions □ All AEs resolved spontaneously, no intervention was required □ No serious adverse events or unexpected AEs □ Well - tolerated with the most commonly known adverse reactions occurring at low frequencies □ Safety/tolerability consistent with Nittur study and the Company’s two ADHD trials □ Possible dose increases given solid safety profile 22

2021 2022 2023 Q2 2021 Opened IND Sept. 2021 Initiated Phase IIa trial Q1 2022 Reported interim topline results at World Sleep 2022 3Q 2024 Results: Phase IIb /III Pivotal Trials 3Q - 2022 Data Readout for Phase IIa trial 1Q - 2023 Initiate Phase IIb/III Pivotal Trials 23 Q2 2022 Initiate Early Access IH Program 2021 4Q 2022 End of Phase II Meeting with FDA 2H 2022 Potential Accelerated Regulatory Pathway Quilience ® : Anticipated Development Timeline* *Timelines are subject to change . There is no guarantee as to the success of any clinical trial . In addition, there is inherent risk and variability in the overall regulatory process . Approval by the FDA may not be granted, or the FDA may require different study parameters from those that are intended to be included in a submission .

Quilience ® : C ompetitive Advantages * Discovered by scientists at NLS Pharmaceutics Well - tolerated drug substance Novel MOA* partially targeting the orexin system Validated efficacy of drug substance in chronic use off - label Schedule IV: low potential for abuse , misuse & diversion Once - daily monotherapy addressing the main narcolepsy symptoms Excessive Daytime Sleepiness Cataplexy 24

Positive Phase 2 Results for Nolazol® Demonstrated in ADHD Trial

Connecting Brains

Strong link between ADHD and narcolepsy



Narcolepsy
ADHD

Nolazol® (Mazindol CR)

- NLS-sponsored Phase 2 trial in ADHD demonstrated efficacy comparable to first-line CII stimulants with favorable tolerability
- Trial validated the Company's once-daily formulation
- Studies suggest ADHD and narcolepsy are genetically related with possible common underlying biologic mechanisms[1]
- Approximately 1/3 of patients with narcolepsy have ADHD symptoms, making it an important comorbidity[2]
- Narcolepsy is often treated with the same stimulants approved for ADHD (methylphenidate, amphetamine products and others)
- DEA Schedule IV classification vs. Schedule II for most stimulants; can reduce risk of abuse, misuse, and diversion

1. Transl Psychiatry 2020 Aug 17;10(1):284. doi: 10.1038/s41398-020-00971-7. 2. Sleep Med 2020 Jan;65:84-88. doi: 10.1016/j.sleep.2019.07.022. Epub 2019 Aug 3, 3. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7336577/

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Connecting Brains

Phase 2 Trial Primary Endpoint Results — Greater Than or Equal to C-II Stimulant Levels

Phase 2 clinical trial at 7 U.S. sites

Outpatient, multicenter, randomized, double-blind, placebo-controlled trial to assess efficacy, safety, tolerability, and pharmacokinetics (N = 85)

Flexible dose (1 mg, 2 mg, 3 mg)

Mean change from baseline in the ADHD-RS-DSM5 score at Day 42 of −18.9 (vs. −5.7 for placebo) was statistically significant in favor of Nolazol® (mazindol CR) (P<0.001)

ADHD-RS effect size: Gold standard endpoint in the field describing the difference between drug and placebo

Effect size: 1.09
Effect Size >1 indicating high efficacy of Nolazol® (mazindol CR)—Low efficacy would be <0.4; moderate: 0.6; >high: >0.8

Adult patients receiving Nolazol® showed effect size greater than current ADHD best-in-class drugs

ADHD-RS-DSM5 least squares mean scores


Day 1
Day 7
Day 14
Day 21
Day 28
Day 35
Day 42
0
-2
-4
-6
-8
-10
-12
-14
-16
-18
-20
LS Mean Score
*
**
**
**
**
**
*p = 0.005; **p <0.001

Least Squares Mean improvements: **−18.9** (mazindol CR) and **−5.7** (placebo)
Mean difference: **−13.2** (−18.7, −7.6)

Mazindol CR (1–3 mg)
Placebo

Source: Wigal, T. L., Newcorn, J. H., Handal, N., Wigal, S. B., Mulligan, I., Schmith, V., & Konofal, E. (2018). A Double-Blind, Placebo-Controlled, Phase II Study to Determine the Efficacy, Safety, Tolerability and Pharmacokinetics of a Controlled Release (CR) Formulation of Mazindol in Adults with DSM-5 Attention-Deficit/Hyperactivity Disorder (ADHD). CNS Drugs, 32(3), 289-301. doi:10.1007/s40263-018-0503-y

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Mazindol CR Well-Tolerated in Phase 2 Study

Connecting Brains

Primary System Organ Class/Preferred Term	Mazindol CR (N = 43), N (%)		Placebo (N = 42), N (%)	
Subjects with any TEAEs	**31**	**72.1%**	**21**	**50.0%**
Gastrointestinal disorders	**19**	**44.2**	**7**	**16.7**
Constipation	3	7.0	0	0
Dry mouth	10	23.3	2	4.8
Nausea	5	11.6	0	0
General disorders	**6**	**14.0**	**2**	**4.8**
Fatigue	5	11.6	1	2.4
Infections and infestations	**8**	**18.6**	**7**	**16.7**
Upper respiratory tract infection	4	9.3	3	7.1
Laboratory/cardiovascular investigations	**6**	**14.0**	**2**	**4.8**
Heart rate increased	5	11.6	0	0
Metabolism and nutrition disorders	**4**	**9.3**	**5**	**11.9**
Decreased appetite	4	9.3	3	7.1
Nervous system disorders	**10**	**23.3**	**7**	**16.7**
Headache	6	14.0	5	11.9
Somnolence	3	7.0	1	2.4
Psychiatric disorders	**7**	**16.3**	**6**	**14.3**
Middle insomnia	3	7.0	0	0
Skin and subcutaneous tissue disorders	**3**	**7.0**	**2**	**4.8**

No treatment-related SAEs, withdrawals, no clinically significant AEs

Treatment-emergent adverse events occurring ≥ 5% of subjects in either treatment group during double-blind phase (safety population)

Source: Wigal, T. L., Newcorn, J. H., Handal, N., Wigal, S. B., Mulligan, I., Schmith, V., & Konofal, E. (2018). A Double-Blind, Placebo-Controlled, Phase II Study to Determine the Efficacy, Safety, Tolerability and Pharmacokinetics of a Controlled Release (CR) Formulation of Mazindol in Adults with DSM-5 Attention-Deficit/Hyperactivity Disorder (ADHD). CNS Drugs, 32(3), 289-301. doi:10.1007/s40263-018-0503-y

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Overview of Pipeline & Earlier - Stage Projects 28

Anticipated Milestones and Corporate Priorities Final topline results of Phase 2a trial for Quilience ® in narcolepsy anticipated 3Q 2022 Potential for accelerated regulatory pathway designations (fast - track, break - through, PRIME) Open compassionate use program in Europe with potential for non - dilutive revenues Patent applications for mazindol ER (extended - release) formulation maturing globally Disclosures and updates for the Company’s CNS drug pipeline incl. re ME/CFS in Long - COVID Potential for business development activity including license agreements or partnerships with other Pharma companies 29

System Therapies Thank you. 30